UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated October 30, 2009

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-144978), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on October 29, 2009, entitled “INFORMATION RELATING TO THE HALF-YEAR FINANCIAL REPORT”.

29 October 2009

INFORMATION RELATING TO THE HALF-YEAR FINANCIAL REPORT

Vodafone Group Plc (“Vodafone”) is publishing today additional information to assist investors and analysts in their understanding of Vodafone’s results for the six months ended 30 September 2009 to be announced on 10 November 2009.

The Group has changed how it determines and discloses segmental EBITDA and adjusted operating profit in order to ensure the Group’s disclosures better reflect the contribution of each segment to the Group’s underlying operating performance and remain consistent with internal reporting to management. The changes do not impact Vodafone’s consolidated results.

Intercompany revenue and expenses arising from royalty fees for the use of the Vodafone brand, which were previously included within operating expenses, are now excluded from the calculation of EBITDA and adjusted operating profit of each segment and Common Functions. In addition intercompany charges for fixed asset usage, which were also previously included within operating expenses, are now reported within depreciation for purposes of calculating EBITDA of each segment.

As a result of the above changes:

•      each operating company’s EBITDA, and therefore operating free cash flow, is now stated before intercompany royalty fees for use of the Vodafone brand and intercompany charges which are based on depreciation;

•      each operating company’s adjusted operating profit is now stated before intercompany royalty fees for use of the Vodafone brand; and

•      Common Functions EBITDA and adjusted operating profit are now primarily comprised of the results of partner markets and the net result of unallocated central Group costs and exclude the income from intercompany royalty fees.

All periods within Vodafone’s half-year financial report will be presented on the revised basis when published on 10 November 2009.

Previously published information on the revised basis is available on www.vodafone.com/investor.

For further information:

Vodafone Group

Investor Relations

Tel: +44 (0)1635 676904

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: October 30, 2009	By:	/s/ S R SCOTT
Name: Stephen R. Scott
Title: Group General Counsel and Company
Secretary